Exhibit 99.1

COLLPLANT ANNOUNCES REVERSE SHARE SPLIT

REHOVOT, Israel – September 1, 2026 – CollPlant Biotechnologies Ltd. (Nasdaq: CLGN) (“CollPlant” or the “Company”), today announced that its Board of Directors has approved a one-for-ten reverse share split of the Company’s ordinary shares. The reverse share split is scheduled to take effect when the Nasdaq Capital Market opens on September 4, 2026, at which point the Company’s ordinary shares will begin trading on a split-adjusted basis under the existing ticker symbol “CLGN”. The Board’s decision follows shareholder approval granted at the Extraordinary General Meeting of Shareholders held on August 18, 2026. The reverse split is being implemented as part of the Company’s strategic plan to regain compliance with the Nasdaq minimum bid price requirement for continued listing.

Upon effectiveness of the reverse share split, every ten shares of the Company’s outstanding ordinary shares will be converted to one ordinary share.

No fractional ordinary shares will be issued as a result of the reverse split. All fractional ordinary shares will be rounded to the nearest whole ordinary share. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding warrants and options entitling the holders to purchase ordinary shares. The new CUSIP number for the ordinary shares will be M2R51X124.

Registered shareholders holding their ordinary shares in book-entry or through a bank, broker or other nominee form do not need to take any action in connection with the reverse share split. For those shareholders holding physical share certificates, the Company’s transfer agent, Computershare Inc., will send instructions for exchanging those certificates for new certificates representing the post-split number of shares.

Additional information about the reverse share split can be found in the Company’s proxy statement filed with the Securities and Exchange Commission on July 28, 2026, attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the U.S. Securities and Exchange Commission on July 28, 2026, a copy of which is also available at www.sec.gov or at http://www.collplant.com.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company ushering in a new era of medical solutions with a focus on 3D bioprinting of tissues and organs, tissue repair and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant-based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing. In addition, CollPlant recently announced that it has signed a definitive agreement to acquire LightSolver Ltd., an Israeli deep-tech company pioneering a fundamentally new computing architecture based on lasers.

For more information about CollPlant, visit http://www.collplant.com.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to effecting a reverse share split and plan to regain compliance with the Nasdaq minimum bid price requirement for continued listing, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the proposed acquisition of LightSolver by CollPlant and the ability of the parties to satisfy the conditions to closing the transaction and consummate the transaction on the anticipated timeline or at all; the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all, including uncertainties surrounding the methods of fundraising and the Company’s preferences regarding such methods, and including its ability to conclude a non-dilutive financing transaction; uncertainties regarding the Company’s evaluation of strategic alternatives, including whether or when any acquisition, strategic transaction, business combination or other opportunity may be pursued or consummated, the terms of any such transaction, and the potential impact of any such transaction or other strategic alternative on the Company, its business, financial condition, results of operations and shareholders; the Company’s expectations regarding the costs and timing of commencing and/or concluding pre-clinical and clinical trials with respect to dermal and tissue fillers, breast implants, tissues and organs which are based on its rhCollagen based BioInk and other products for medical aesthetics; the Company’s or Company’s strategic partners’ ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen-based bioink and medical aesthetics products or product candidates including, but not limited to, acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products, in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product development and manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates, including, with respect to the ongoing war in Israel, projected capital expenditures and liquidity, changes in the Company’s strategy and development plans and projects, and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant are contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

Email: Eran@collplant.com